Exhibit 99.1

China Online Education Group Announces First Quarter 2020 Results

First quarter net revenues increased by 52.2% year-over-year

First quarter GAAP/non-GAAP net incomes were RMB50.8/57.0 million respectively

BEIJING, May 26, 2020 /PRNewswire/ — China Online Education Group (“51Talk” or the “Company”) (NYSE:COE), a leading online education platform in China, with core expertise in English education, announced its unaudited financial results for the first quarter ended March 31, 2020.

First Quarter 2020 Financial and Operating Highlights

•                      Net revenues were RMB487.1 million (US$68.8 million), a 52.2% increase from RMB320.1 million for the first quarter of 2019.

•                      Gross margin was 70.4%, compared with 67.0% for the first quarter of 2019.

•                      GAAP net income was RMB50.8 million, compared with GAAP net loss RMB66.2 million for the first quarter of 2019.

•                      Non-GAAP net income was RMB57.0 million, compared with non-GAAP net loss RMB62.4 million for the first quarter of 2019.

•                      Operating cash inflow was RMB172.7 million (US$24.4 million), compared with RMB8.4 million cash inflow for the first quarter of 2019.

•                      Cash, cash equivalents, time deposits and short-term investments balance reached RMB1,214.0 million (US$171.5 million) as of March 31, 2020.

•                      Gross billings1 were RMB596.9 million (US$84.3 million), a 31.9% increase from RMB452.5 million for the first quarter of 2019.

	For the three months ended
	Mar. 31,	Mar. 31,	Y-o-Y
Key Financial and Operating Data	2019	2020	Change

Net Revenues (in RMB millions)	320.1	487.1	52.2%
K-12 one-on-one mass market offering	228.7	404.2	76.7%
K-12 small class offering	27.5	22.7	(17.6)%
One-on-One others	63.9	60.2	(5.8)%

Gross billings (in RMB millions)	452.5	596.9	31.9%
K-12 one-on-one mass market offering	389.7	563.5	44.6%
K-12 small class offering	14.9	11.5	(22.8)%
One-on-One others	47.9	21.9	(54.3)%

Active students[2] (in thousands)	227.4	286.6	26.0%

1 Gross billings for a specific period, which is one of the Company’s key operating data, is defined as the total amount of cash received for the sale of course packages and services in such period, net of the total amount of refunds in such period.

2 An “active student” for a specified period refers to a student who booked at least one paid lesson, excluding those students who only attended paid live broadcasting lessons or trial lessons.

“We started 2020 with strong, 52.2%, year-over-year growth in net revenues, 10 percentage points higher than the growth rate implied by the high end of our guidance. In particular, K-12 one-on-one mass market net revenues increased 76.7% year-over-year to RMB404.2 million. This performance was driven by our continued strategic focus and successful execution of our K-12 one-on-one mass market offerings in non-tier-one cities3, in addition to a direct incremental revenue boost from students spending more time at home amidst the COVID-19 outbreak and an increasing awareness of both our brand and online education,” said Mr. Jack Jiajia Huang, Founder, Chairman and Chief Executive Officer of 51Talk. “Benefitting from these factors, our gross billings grew sequentially to RMB596.9 million. This growth was even more impressive in that it came versus our fourth quarter peak season. Our K-12 one-on-one mass market gross billings increased 44.6% year-over-year to RMB563.5 million, reaching 94.4% of our total gross billings. For the first quarter of 2020, our active students increased to 286,600 from 257,200 for the last quarter, up 11.4% sequentially.

“During the COVID-19 pandemic, aside from our previously announced donation of online classes and one-on-one English lessons to K-12 students in Wuhan and other impacted regions in China, we also donated medical supplies to the Philippines, in an effort to contribute to the country’s pandemic recovery efforts.

“Our employees, especially those in Wuhan, overcame many difficulties arising from COVID-19 outbreak. In the first quarter of 2020, almost all of our colleagues in Wuhan worked from home, while only about half of the colleagues in other regions could come to the Company office. I am very proud of our employees who have made extraordinary efforts to help students maintain their study continuity during the COVID-19 outbreak. With their extraordinary efforts, we were able to largely preserve productivity and operational efficiencies during the lockdown period. We worked closely with our Filipino teachers to ensure they could conduct classes effectively at home to meet the rising demands of our students, promoting further integration of the education resources of China and the Philippines. These unprecedented times have further highlighted and deepened both the value and natural progression of online education in China. We have seen increasing penetration of online education in non-tier-one cities due to the COVID-19 outbreak. This, together with our strong performance in the first quarter, provides us even further confidence in our chosen pathway to sustained top-line growth and profitability, especially as we further fine tune our products and services, and continue to enhance our core business focus on K-12 one-on-one mass market offerings in non-tier-one cities,” concluded Mr. Huang.

“Solid first quarter financial and operating performance helped us begin 2020 on a positive note,” said Mr. Min Xu, Chief Financial Officer of 51Talk. “I am excited to report that in addition to robust growth in net revenues and gross billings, we delivered another profitable quarter with GAAP net income of RMB50.8 million and non-GAAP net income of RMB57.0 million. Excluding RMB16.9 million favorable impact of coronavirus relief policies, our GAAP and non-GAAP net profit margin was 7.0% and 8.2%, compared with GAAP and non-GAAP net loss margin of 20.7% and 19.5% for the same period last year, primarily resulting from significantly higher lesson consumption and operating efficiency gains. Additionally, we achieved record high operating cash flow of RMB172.7 million. To keep the Company on track for healthy growth and profitability, we have been proactively adapting our operational strategy. This has allowed us to minimize the potential business impact caused by the COVID-19 outbreak and maintain high efficiency at all levels, ultimately stimulating organic growth in brand recognition as a leading and dependable online education platform in China.”

3 Tier-one cities include Beijing, Shanghai, Shenzhen, Guangzhou and Tianjin.

First Quarter 2020 Financial Results

Net Revenues

Net revenues for the first quarter of 2020 were RMB487.1 million (US$68.8 million), a 52.2% increase from RMB320.1 million for the same quarter last year. The increase was primarily attributed to the increases in the average revenue per active student and the number of active students. The average revenue per active student in the first quarter of 2020 increased by 20.7% year-over-year. The number of active students in the first quarter of 2020 was 286,600, a 26.0% increase from 227,400 for the same quarter last year.

Net revenues from one-on-one offerings for the first quarter of 2020 were RMB464.4 million (US$65.6 million), a 58.7% increase from RMB292.6 million for the same quarter last year. Net revenues from small class offerings for the first quarter of 2020 were RMB22.7 million (US$3.2 million), a 17.6% decrease from RMB27.5 million for the same quarter last year.

Cost of Revenues

Cost of revenues for the first quarter of 2020 was RMB144.0 million (US$20.3 million), a 36.2% increase from RMB105.7 million for the same quarter last year. The increase was primarily driven by an increase in total service fees paid to teachers, mainly due to an increased number of paid lessons.

As part of Chinese government’s effort to ease the burden of businesses affected by the coronavirus (COVID-19) outbreak, the Ministry of Human Resources and Social Security, the Ministry of Finance and the State Taxation Administration temporarily reduced and exempted employer obligation on social security contributions from February 2020. The impact of coronavirus policies on cost of revenues was RMB0.3 million in the first quarter. Excluding the impact, total cost of revenues for the first quarter would have been RMB144.3 million (US$20.4 million), representing a 36.5% year-over-year increase.

Cost of revenues of one-on-one offerings for the first quarter of 2020 was RMB133.6 million (US$18.9 million), a 47.2% increase from RMB90.8 million for the same quarter last year. Cost of revenues of small class offering for the first quarter of 2020 was RMB10.4 million (US$1.5 million), a 30.2% decrease from RMB14.9 million for the same quarter last year.

Gross Profit and Gross Margin

Gross profit for the first quarter of 2020 was RMB343.1 million (US$48.4 million), a 60.0% increase from RMB214.3 million for the same quarter last year. Gross margin for the first quarter of 2020 was 70.4%, compared with 67.0% for the same quarter last year.

Excluding the positive impact of the coronavirus related social security contribution exemption, gross profit and gross margin for the first quarter would have been RMB342.8 million (US$48.4 million) and 70.4% respectively.

Gross margin for one-on-one offerings in the first quarter of 2020 was 71.2%, compared with 69.0% for the same quarter last year. The increase was mainly attributable to 1) price increases and, 2) a favorable mix of higher margin products. 51Talk’s small class offering gross margin for the first quarter of 2020 was 54.0%, compared with 45.7% for the first quarter of 2019. The increase was mainly due to the optimization of product structure of small class offerings by reducing the lower margined products.

Operating Expenses

Total operating expenses for the first quarter of 2020 were RMB314.9 million (US$44.5 million), a 13.2% increase from RMB278.1 million for the same quarter last year. The increase was the result of an increase in sales and marketing expenses, partially offset by decreases of product development expenses and general and administrative expenses.

Sales and marketing expenses for the first quarter of 2020 were RMB228.4 million (US$32.3 million), a 22.6% increase from RMB186.3 million for the same quarter last year. The increase was mainly due to higher marketing expenses and higher sales personnel costs related to increases in the number of sales and marketing personnel. Excluding share-based compensation expenses, non-GAAP sales and marketing expenses for the first quarter of 2020 were RMB226.1 million (US$31.9 million), a 21.5% increase from RMB186.0 million for the same quarter last year. Non-GAAP sales and marketing expenses, excluding branding expenses, were 32.3% of the gross billings for the first quarter of 2020, compared with 34.0 % for the same quarter last year. The impact of coronavirus policy related the exemption of employer obligation on social security contributions on sales and marketing expense was RMB3.7 million in the first quarter. Excluding the impact, sales and marketing expenses for the first quarter would have been RMB232.1 million (US$32.8 million), representing a 24.6% year-over-year increase.

Product development expenses for the first quarter of 2020 were RMB35.9 million (US$5.1 million), an 11.9% decrease from RMB40.7 million for the same quarter last year. The decrease was primarily due to a decrease in the number of personnel. Excluding share-based compensation expenses, non-GAAP product development expenses for the first quarter of 2020 were RMB36.0 million (US$5.1 million), a 10.4% decrease from RMB40.1 million for the same quarter last year. The impact of coronavirus policy related the exemption of employer obligation on social security contributions on product development expenses was RMB1.6 million in the first quarter. Excluding the impact, product development expenses for the first quarter would have been RMB37.5 million (US$5.3 million), representing a 7.9% year-over-year decrease.

General and administrative expenses for the first quarter of 2020 were RMB50.7 million (US$7.2 million), a 0.9% decrease from RMB51.2 million for the same quarter last year. Excluding share-based compensation expenses, non-GAAP general and administrative expenses for the first quarter of 2020 were RMB46.7 million (US$6.6 million), a 3.0% decrease from RMB48.1 million for the same quarter last year. The impact of coronavirus policy related the exemption of employer obligation on social security contributions on general and administrative expenses was RMB1.0 million in the first quarter. Excluding the impact, general and administrative expenses for the first quarter would have been RMB51.7 million (US$7.3 million), representing a 1.0% year-over-year increase.

Other income

As part of Chinese government’s effort to ease the burden of businesses affected by the coronavirus (COVID-19) outbreak, the State Taxation Administration (STA) exempted a wide range of consumer services from value added tax (VAT) from January 2020. The income obtained by taxpayers from providing public living services shall be exempt from VAT. The favorable impact of coronavirus relief policies was RMB10.3 million in the first quarter.

On the September 30, 2019, Ministry of Finance and the State Taxation Administration announced that from October 1, 2019 to December 31, 2021, the taxpayers engaging in the provision of life services are allowed to deduct an extra 15% of the deductible input tax for the current period from the payable tax. The impact of the policy of additional value-added tax credit for the income generated by the life services provided by enterprises was RMB6.5 million in the first quarter.

Income/(loss) from Operations

Operating income for the first quarter of 2020 was RMB44.9 million (US$6.3 million), compared with loss from operations of RMB63.8 million for the same quarter last year. Operating income margin for the first quarter was 9.2%, compared with operating loss margin 19.9% for the same quarter last year.

Non-GAAP operating income for the first quarter of 2020 was RMB51.1 million (US$7.2 million), compared with non-GAAP loss from operations of RMB59.9 million for the same quarter last year. Non-GAAP operating income margin for the first quarter was 10.5%, compared with operating loss margin 18.7% for the same quarter last year.

The favorable impact of coronavirus relief policies was RMB16.9 million in the first quarter. Excluding the favorable impact, income from operations and non-GAAP income from operations for the first quarter would have been RMB28.0 million (US$4.0 million) and RMB34.2 million (US$4.8 million) respectively, representing 5.8% and 7.0% operating income margin.

Net income/(loss)

Net income for the first quarter of 2020 was RMB50.8 million (US$7.2 million), compared with net loss of RMB66.2 million for the same quarter last year.  Net income margin for the first quarter was 10.4%, compared net loss margin with 20.7% for the same quarter last year.

Non-GAAP net income for the first quarter of 2020 was RMB57.0 million (US$8.0 million), compared with non-GAAP loss of RMB62.4 million for the same quarter last year.

The favorable impact of coronavirus relief policies was RMB16.9 million in the first quarter. Excluding the favorable impact, net income and non-GAAP net income for the first quarter would have been RMB33.9 million (US$4.8 million) and RMB40.1 million (US$5.7 million) respectively, representing 7.0% and 8.2% net income margin.

Basic net income per American depositary share (“ADS”) attributable to ordinary shareholders for the first quarter of 2020 was RMB2.43 (US$0.34), compared with basic net loss per ADS of RMB3.25 for the same quarter last year. Diluted net income per American depositary share (“ADS”) attributable to ordinary shareholders for the first quarter of 2020 was RMB2.26 (US$0.32), compared with basic and diluted net loss per ADS of RMB3.25 for the same quarter last year. Each ADS represents 15 Class A ordinary shares.

Non-GAAP basic net income per ADS attributable to ordinary shareholders for the first quarter of 2020 was RMB2.73 (US$0.39), compared with non-GAAP basic net loss per ADS attributable to ordinary shareholders of RMB3.06 for the same quarter last year. Non-GAAP diluted net income per ADS attributable to ordinary shareholders for the first quarter of 2020 was RMB2.54 (US$0.36), compared with non-GAAP diluted net loss per ADS attributable to ordinary shareholders of RMB3.06 for the same quarter last year.

The favorable impact of coronavirus relief policies was RMB16.9 million in the first quarter. Excluding the favorable impact, basic net income per American depositary share (“ADS”) attributable to ordinary shareholders for the first quarter of 2020 was RMB1.63 (US$0.23) and non-GAAP basic net income per American depositary share (“ADS”) attributable to ordinary shareholders for the first quarter of 2020 was RMB1.92 (US$0.27), respectively.

Excluding the favorable impact, diluted net income per American depositary share (“ADS”) attributable to ordinary shareholders for the first quarter of 2020 was RMB1.51 (US$0.21) and non-GAAP diluted net income per American depositary share (“ADS”) attributable to ordinary shareholders for the first quarter of 2020 was RMB1.79 (US$0.25), respectively.

Balance Sheet

As of March 31, 2020, the Company had total cash, cash equivalents, time deposits and short-term investments of RMB1,214.0 million (US$171.5 million), compared with RMB1,053.4 million as of December 31, 2019.

The Company had advances from students4 (current and non-current) of RMB2,262.6 million (US$319.5 million) as of March 31, 2020, compared with RMB2,186.6 million as of December 31, 2019.

Outlook

We cannot predict whether the incremental revenue boost from students spending more time at home amidst the COVID-19 outbreak will continue during the remainder of 2020.  However, based on latest information available at the time of this release, for the second quarter of 2020, the company currently expects net revenues to be between RMB460 million to RMB470 million, which would represent an increase of approximately 30.5% to 33.3% from RMB352.6 million for the same quarter last year;

4  “Advances from students”, which is defined as the amount of obligation to transfer good or service to students or business partners for which consideration has been received from students in advance. The deposits from students are also presented in the total amount of “advances from students”.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Management Change

Ms. Ting Shu had resigned as a senior vice president of the Company. She will remain a director of the Company. Her resignation as a senior vice president did not result from any disagreement with the Company.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on May 26, 2020 (8:00 PM Beijing/Hong Kong time on May 26, 2019).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-866-264-5888
International:	1-412-317-5226
Mainland China:	400-120-1203
Hong Kong (toll free):	800-905-945
Hong Kong:	852-3018-4992

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “China Online Education Group.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.51talk.com.

A replay of the conference call will be accessible until June 2, 2020, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	10144351

About China Online Education Group

China Online Education Group (NYSE: COE) is a leading online education platform in China, with core expertise in English education. The Company’s mission is to make quality education accessible and affordable. The Company’s online and mobile education platforms enable students across China to take live interactive English lessons with overseas foreign teachers, on demand. The Company connects its students with a large pool of highly qualified foreign teachers that it assembled using a shared economy approach, and employs student and teacher feedback and data analytics to deliver a personalized learning experience to its students.

Use of Non-GAAP Financial Measures

In evaluating its business, 51Talk considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP sales and marketing expenses, non-GAAP product development expenses, non-GAAP general and administrative expenses, non-GAAP operating expenses, non-GAAP operating income/(loss), non-GAAP net income/(loss), non-GAAP net income/(loss) attributable to ordinary shareholders, and non-GAAP net income/(loss) attributable to ordinary shareholders per share and per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this press release.

51Talk believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. 51Talk believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to 51Talk’s historical performance. 51Talk computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. 51Talk believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a significant recurring expense in the 51Talk’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this press release provides more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0808 to US$1.00, the rate in effect as of March 31, 2020 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “likely to” and similar statements. Among other things, 51Talk’s business outlook and quotations from management in this announcement, as well as 51Talk’s strategic and operational plans, contain forward-looking statements. 51Talk may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 51Talk’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 51Talk’s goals and strategies; 51Talk’s expectations regarding demand for and market acceptance of its brand and platform; 51Talk’s ability to retain and increase its student enrollment; 51Talk’s ability to offer new courses; 51Talk’s ability to engage, train and retain new teachers; 51Talk’s future business development, results of operations and financial condition; 51Talk’s ability to maintain and improve infrastructure necessary to operate its education platform; competition in the online education industry in China; the expected growth of, and trends in, the markets for 51Talk’s course offerings in China; relevant government policies and regulations relating to 51Talk’s corporate structure, business and industry; general economic and business condition in China, the Philippines and elsewhere and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in 51Talk’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 51Talk does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

China Online Education Group

Investor Relations

+86 (10) 8342-6262

ir@51talk.com

The Piacente Group, Inc.

Brandi Piacente

+86 (10) 6508-0677

+1 (212) 481-2050

51talk@tpg-ir.com

CHINA ONLINE EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	Dec. 31,	Mar. 31,	Mar. 31,
	2019	2020	2020
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	342,951	331,227	46,778
Time deposits	144,093	212,875	30,064
Short-term investment	452,936	452,716	63,936
Inventory	308	671	95
Prepaid expenses and other current assets	250,215	247,773	34,992
Total current assets	1,190,503	1,245,262	175,865

Non-current assets
Property and equipment, net	20,336	18,862	2,664
Intangible assets, net	9,918	8,711	1,230
Goodwill	4,223	4,223	596
Right-of-use assets	56,638	62,168	8,780
Time deposits	113,415	217,186	30,673
Other non-current assets	6,784	8,469	1,196
Total non-current assets	211,314	319,619	45,139

Total assets	1,401,817	1,564,881	221,004

LIABILITIES
AND SHAREHOLDERS’ DEFICIT
Current liabilities
Short-term loan	16,578	—	—
Advances from students	2,181,808	2,258,697	318,989
Accrued expenses and other current liabilities	166,955	199,784	28,215
Lease liability	31,550	35,020	4,946
Taxes payable	21,661	19,207	2,713
Total current liabilities	2,418,552	2,512,708	354,863

Non-current liabilities
Advances from students	4,783	3,912	552
Lease liability	23,545	26,881	3,796
Other non-current liabilities	1,595	1,679	237
Total non-current liabilities	29,923	32,472	4,585

Total liabilities	2,448,475	2,545,180	359,448

Total shareholders’ deficit	(1,046,658)	(980,299)	(138,444)

Total liabilities and shareholders’ deficit	1,401,817	1,564,881	221,004

CHINA ONLINE EDUCATION GROUP

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(In thousands except for number of shares and per share data)

	For the three months ended
	Mar. 31,	Dec. 31,	Mar. 31,	Mar. 31,
	2019	2019	2020	2020
	RMB	RMB	RMB	US$
Net revenues[5]	320,074	397,154	487,084	68,789
Cost of revenues	(105,728)	(110,648)	(144,031)	(20,341)
Gross profit	214,346	286,506	343,053	48,448
Operating expenses
Sales and marketing expenses	(186,287)	(202,520)	(228,387)	(32,254)
Product development expenses	(40,701)	(37,046)	(35,867)	(5,065)
General and administrative expenses	(51,159)	(48,883)	(50,689)	(7,159)
Total operating expenses	(278,147)	(288,449)	(314,943)	(44,478)
Other income	—	—	16,761	2,367
Income/(loss) from operations	(63,801)	(1,943)	44,871	6,337
Interest income	3,051	5,977	7,577	1,070
Interest expenses and other expenses, net	(4,338)	(1,918)	(209)	(30)
Income/(loss) before income tax expenses	(65,088)	2,116	52,239	7,377
Income tax expenses	(1,148)	(1,307)	(1,447)	(204)
Net income/(loss), all attributable to the Company’s ordinary shareholders	(66,236)	809	50,792	7,173

Weighted average number of ordinary shares used in computing basic income/(loss) per share	306,042,465	311,064,347	313,197,499	313,197,499

Weighted average number of ordinary shares used in computing diluted income/(loss) per share	306,042,465	337,511,364	336,903,081	336,903,081

5 By performing our last year-end financial closing procedures, we discovered an oversight in our process for evaluating the status of lessons that caused us to overstate net revenues during 2018 and in interim periods of 2019. The amounts were reflecting RMB2.9 million (including RMB 2.5 million out-of-period adjustment attributed to the year of 2018) and RMB0.7 million decreases to net revenues for the three months ended March 31, 2019 and December 31, 2019, respectively. Based on our quantitative and qualitative analysis, we do not consider the out of period impact to be material to our financial position or results of operations for any prior periods or for the quarter or year ended December 31, 2019.

CHINA ONLINE EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(In thousands except for number of shares and per share data)

	For the three months ended
	Mar. 31,	Dec. 31,	Mar. 31,	Mar. 31,
	2019	2019	2020	2020
	RMB	RMB	RMB	US$
Net income/(loss) per share attributable to ordinary shareholders
Basic	(0.22)	0.00	0.16	0.02
diluted	(0.22)	0.00	0.15	0.02
Net income/(loss) per ADS attributable to ordinary shareholders
basic	(3.25)	0.04	2.43	0.34
diluted	(3.25)	0.04	2.26	0.32
Comprehensive income/(loss):
Net income/(loss)	(66,236)	809	50,792	7,173
Other comprehensive income/(loss)
Foreign currency translation adjustments	(5,716)	(4,045)	4,544	642
Total comprehensive income/(loss)	(71,952)	(3,236)	55,336	7,815

Share-based compensation expenses are included in the operating expenses as follows:

Sales and marketing expenses	(284)	(939)	(2,302)	(325)
Product development expenses	(574)	(218)	101	14
General and administrative expenses	(3,012)	(2,582)	(4,000)	(565)

CHINA ONLINE EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

 (In thousands except for number of shares and per share data)

	For the three months ended
	Mar. 31,	Dec. 31,	Mar. 31,	Mar. 31,
	2019	2019	2020	2020
	RMB	RMB	RMB	US$
Sales and marketing expenses	(186,287)	(202,520)	(228,387)	(32,254)
Less: Share-based compensation expenses	(284)	(939)	(2,302)	(325)
Non-GAAP sales and marketing expenses	(186,003)	(201,581)	(226,085)	(31,929)

Product development expenses	(40,701)	(37,046)	(35,867)	(5,065)
Less: Share-based compensation expenses	(574)	(218)	101	14
Non-GAAP product development expenses	(40,127)	(36,828)	(35,968)	(5,079)

General and administrative expenses	(51,159)	(48,883)	(50,689)	(7,159)
Less: Share-based compensation expenses	(3,012)	(2,582)	(4,000)	(565)
Non-GAAP general and administrative expenses	(48,147)	(46,301)	(46,689)	(6,594)

Operating expenses	(278,147)	(288,449)	(314,943)	(44,478)
Less: Share-based compensation expenses	(3,870)	(3,739)	(6,201)	(876)
Non-GAAP operating expenses	(274,277)	(284,710)	(308,742)	(43,602)

Income/(loss) from operations	(63,801)	(1,943)	44,871	6,337
Less: Share-based compensation expenses	(3,870)	(3,739)	(6,201)	(876)
Non-GAAP income/(loss) from operations	(59,931)	1,796	51,072	7,213

CHINA ONLINE EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands except for number of shares and per share data)

	For the three months ended
	Mar. 31,	Dec. 31,	Mar. 31,	Mar. 31,
	2019	2019	2020	2020
	RMB	RMB	RMB	US$
Income tax expenses	(1,148)	(1,307)	(1,447)	(204)
Less: Tax impact of Share-based compensation expenses	—	—	—	—
Non-GAAP income tax expenses	(1,148)	(1,307)	(1,447)	(204)

Net income/(loss), all attributable to the Company’s ordinary shareholders	(66,236)	809	50,792	7,173
Less: Share-based compensation expenses	(3,870)	(3,739)	(6,201)	(876)
Non-GAAP net income/(loss), all attributable to the Company’s ordinary shareholders	(62,366)	4,548	56,993	8,049

Weighted average number of ordinary shares used in computing basic income/(loss) per share	306,042,465	311,064,347	313,197,499	313,197,499

Weighted average number of ordinary shares used in computing diluted income/(loss) per share	306,042,465	337,511,364	336,903,081	336,903,081

Non-GAAP net income/(loss) per share attributable to ordinary shareholders
basic	(0.20)	0.01	0.18	0.03
diluted	(0.20)	0.01	0.17	0.02

Non-GAAP net income/(loss) per ADS attributable to ordinary shareholders
basic	(3.06)	0.22	2.73	0.39
diluted	(3.06)	0.20	2.54	0.36

CHINA ONLINE EDUCATION GROUP

UNAUDITED ADDITIONAL INFORMATION

(In thousands except for number of shares and per share data)

	For the three months ended
	Mar. 31,	Dec. 31,	Mar. 31,	Mar. 31,
	2019	2019	2020	2020
	RMB	RMB	RMB	US$
Net revenues
One-on-one offerings	292,558	370,763	464,424	65,589
Small class offerings	27,516	26,391	22,660	3,200
Total net revenues	320,074	397,154	487,084	68,789

Cost of revenues
One-on-one offerings	(90,791)	(98,178)	(133,607)	(18,869)
Small class offerings	(14,937)	(12,470)	(10,424)	(1,472)
Total cost of revenues	(105,728)	(110,648)	(144,031)	(20,341)

Gross profit
One-on-one offerings	201,767	272,585	330,817	46,720
Small class offerings	12,579	13,921	12,236	1,728
Total gross profit	214,346	286,506	343,053	48,448

Gross margin
One-on-one offerings	69.0%	73.5%	71.2%	71.2%
Small class offerings	45.7%	52.7%	54.0%	54.0%
Total gross margin	67.0%	72.1%	70.4%	70.4%

CHINA ONLINE EDUCATION GROUP

UNAUDITEDADDITIONAL INFORMATION

(In thousands except for number of shares and per share data)

	For the three months ended
	Mar. 31,	Dec. 31,	Mar. 31,	Mar. 31,
	2019	2019	2020	2020
	RMB	RMB	RMB	US$
Sales and marketing expenses
One-on-one offerings	(170,849)	(189,502)	(215,510)	(30,435)
Small class offerings	(15,438)	(13,018)	(12,877)	(1,819)
Total sales and marketing expenses[6]	(186,287)	(202,520)	(228,387)	(32,254)

Product development expenses
One-on-one offerings	(35,169)	(32,860)	(31,982)	(4,516)
Small class offerings	(5,532)	(4,186)	(3,885)	(549)
Total product development expenses[7]	(40,701)	(37,046)	(35,867)	(5,065)

General and administrative expenses
One-on-one offerings	(44,934)	(45,576)	(47,297)	(6,680)
Small class offerings	(6,225)	(3,307)	(3,392)	(479)
Total general and administrative expenses[8]	(51,159)	(48,883)	(50,689)	(7,159)

Operating expenses
One-on-one offerings	(250,952)	(267,938)	(294,789)	(41,631)
Small class offerings	(27,195)	(20,511)	(20,154)	(2,847)
Total operating expenses	(278,147)	(288,449)	(314,943)	(44,478)

Other income
One-on-one offerings	—	—	15,536	2,194
Small class offerings	—	—	1,225	173
Total other income	—	—	16,761	2,367

Income/(loss) from operations
One-on-one offerings	(49,185)	4,647	51,564	7,283
Small class offerings	(14,616)	(6,590)	(6,693)	(946)
Total income/(loss) from operations	(63,801)	(1,943)	44,871	6,337

6 Share-based compensation expenses included in the sales and marketing expenses for one-on-one offerings and small class offerings were RMB2,147 and RMB156 respectively for the first quarter of 2020, and RMB279 and RMB5 respectively for the first quarter of 2019.

7 Share-based compensation expenses, included in the product development expenses for one-on-one offerings and small class offerings were negative RMB611 and RMB510 respectively for the first quarter of 2020, and RMB300 and RMB274respectively for the first quarter of 2019.

8 Share-based compensation expenses, included in the general and administrative expenses for one-on-one offerings and small class offerings were RMB3,962 and RMB38 respectively for the first quarter of 2020, and RMB2,938 and RMB74 respectively for the first quarter of 2019.